December 1, 2009

Mr. Dale A. Thatcher
EVP, Treasurer, & Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

Re: **Selective Insurance Group, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-Q for the quarter ended June 30, 2009
        Form 10-Q for the quarter ended September 30, 2009
        File No. 1-33067

Dear Mr. Thatcher:

        We have reviewed your October 7, 2009 response to our September 24, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or interim filing, as applicable, in which you intend
to first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. Our review of your Form 10-Q for the quarter ended September
30, 2009 was limited to the issues in comments three and four below. After reviewing
the information provided, we may raise additional comments and/or request that you
amend your filing.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements
Note 4. Investments, page 93

1.   Refer to your response to our comment three. With regards to your distressed debt
        strategy that includes a fund of funds component, it is our understanding that there
        are different types of 'fund of funds,' each investing in a different type of
        collective investment scheme. Please clarify the types of fund of funds in which
        the company invests and the related investment scheme.

Form 10-Q for the quarter ended June 30, 2009

Results of Operations and Related Information by Segment
Review of Underwriting Results by Line of Business, Page 36

2.   Refer to your response to our comment eight. You acknowledge that the guidance in FASB ASC 944-60-25-3 requires insurance contracts to be grouped consistent with the manner in which you acquire, service and measure profitability of your insurance contracts to determine if a premium deficiency exists. Please address the following:
   - For each of your lines within the commercial and personal lines, in which you present net premiums earned in Note 9, please tell us how you acquire and service these contracts. Please explain why it is appropriate to group these contracts for the purpose of evaluating premium deficiencies.
   - Although you state that you measure the profitability of your insurance contracts at your insurance operations segment level, you separately disclose, in MD&A, the profitability of your commercial and personal lines as well as for certain lines within commercial. For each of these lines please tell us how you use these profitability measures including to what extent you use it in pricing each line's contracts. In addition, provide us similar information for any other line within the commercial and personal lines for which you present net premiums earned in Note 9 and compute a profitability measure.

Form 10-Q for the quarter ended September 30, 2009

Notes to Unaudited Interim Consolidated Financial Statements
Note 6. Investments, page 9

3.   Please revise your disclosure provided in response to our comment five to include the weighted-average assumed conditional default rates in addition to the range you disclose. At a minimum, the ranges provided for your Alt-A fixed structured securities and your Alt-A hybrid structured securities appear to be sufficiently wide to limit their usefulness without an understanding of the weighted-average assumed conditional default rates.

4.   On page 12, you provide disclosure as of September 30, 2009 consistent with the information provided in your response to our comment six as of June 30, 2009. In this disclosure, you indicate that you performed a test that stressed 14 HTM CMBS securities comprising a $30.7 million or 86% decline from carrying value under various scenarios with loss severities that generally ranged from 20% to 50%, based on loan-to-value ratios, as well as conditional default rates that generally ranged from 1.0 to 2.5. It remains unclear to us why the 86% average decline in value is not indicative of an other-than-temporary impairment considering that it appears that many of these securities have been in an

unrealized loss position for more than 12 months. In addition, on page 53 you disclose the unrealized losses on the five individual security holdings with the largest unrealized balances ranging from 70% to 89%. Please explain to us how the large discounts from your cost bases on these securities are indicative of interest spreads in the market. In your response, please ensure that you address each of the following:

- For each of the 14 HTM CMBS securities you identify, please describe what "stressed these 14 securities" means and explain why the use of assumed loss severities ranging from 20% to 50%, based on loan-to-value ratios, is appropriate. Please also describe how the conditional default rates relate to loss severity. For example, describe how loss severities of 20% to 50% result from conditional default rates of 1.0 to 2.5. Please explain why assumed loss severities ranging from 20% to 50% do not appear to result in credit losses requiring impairment.

- Regarding your disclosure "generally these securities have experienced increased collateral support over origination," describe how this contributed to your conclusion that no credit impairment charge was required. Also describe how collateral support is considered in the determination of the fair value of the HTM CMBS securities. In this regard, please explain why the disclosed discounts up to 89% from amortized cost are not indicative of some amount of credit loss.

- You indicate that "generally these securities have loan-to-value ratios that support the valuation." Please revise to clarify what valuation you are referring to in "support the valuation." In this regard, are you referring to the fair value, which includes an average 86% discount, or to the principal value of the securities. In addition, please revise your disclosure to include a weighted average and range of loan-to-value ratios of your HTM CMBS.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant